

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

July 2, 2010

Dr. Steve N. Slilaty
Chief Executive Officer
Sunshine Biopharma, Inc.
6100 Royalmount Avenue
Montreal, Quebec, Canada H4P 2R2

      **Re:    Sunshine Biopharma, Inc.**
               **Schedule 14C**
               **Filed April 21, 2010**
               **File No. 000-52898**

Dear Dr. Slilaty:

      We have completed our review of your filings and do not have any further comments at this time.

      Sincerely,

      Karen J. Garnett
      Assistant Director